
SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C. 209 SECTION

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

March 31, 2006


06012582

SUPPL

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

Chanyul Lee
General Manager
Investor Relations Team

Attachment


SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

File No.
82-3901

Instruments for 12g3-2(b) Exemption

March 31, 2006

Investor Relations Team

SK Corporation


SEC MAIL
PROCESSING
RECEIVED
APR 1 4 2006
WASH. D.C.
SEC

File No.
82-3901

Documents released by SK Corporation from November 2005 to March 2006

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture — Date: March 31, 2006

237th-1 Non-guaranteed Debenture in the amount of 130 Billion Won — December 5, 2005

Issuance Date: December 12, 2005
Maturity Date: December 12, 2008
Interest Rate: 5 %

237th-2 Non-guaranteed Debenture in the amount of 170 Billion Won — December 5, 2005

Issuance Date: December 12, 2005
Maturity Date: December 12, 2010
Interest Rate: 5 %

239th-1 Non-guaranteed Debenture in the amount of 150 Billion Won — January 16, 2006

Issuance Date: January 23, 2006
Maturity Date: January 23, 2011
Interest Rate: 5 %

File No.
82-3901


SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

Reports to KSE

Other Matters to be Disclosed	November 22, 2005
Equity Investment in Major Shareholders	December 1, 2005
Disposal of Tangible Asset	December 7, 2005
Other Matters to be Disclosed	December 8, 2005
E&P Investment Decision	December 14, 2005
Equity Investment in Major Shareholders	December 16, 2005
Equity Investment in Major Shareholders	December 22, 2005
Equity Investment in Major Shareholders	December 27, 2005
Loans to Major Shareholders	December 29, 2005
Addition of an Affiliated Company	January 2, 2006
Coal Exploration Investment Decision	January 17, 2006
Purchase of Treasury Stock	January 24, 2006
New Investment Decision	January 24, 2006
Payment of Cash Dividend	January 24, 2006
Equity Investment in Major Shareholders	January 26, 2006
Equity Investment in Major Shareholders	February 14, 2006
Addition of an Affiliated Company	March 2, 2006
Audit Report	March 2, 2006

General Press Releases

News compilation of which the abstracts are translated into English	Nov. 2005 ~ Mar. 2006

File No.
82-3901

Reports to FSC


SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
209
SECTION

Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

237th-1 Issuance of Non-guaranteed Debenture in the Amount of 130 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: December 12, 2005
   b. Maturity date: December 12, 2008
   c. Amount subscribed: 130,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment & Securities Co., Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

December 5, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

237th-2 Issuance of Non-guaranteed Debenture in the Amount of 170 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: December 12, 2005
   b. Maturity date: December 12, 2010
   c. Amount subscribed: 170,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment & Securities Co., Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

December 5, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

239th-1 Issuance of Non-guaranteed Debenture in the Amount of 150 Billion Won

---

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: January 23, 2006
   b. Maturity date: January 23, 2011
   c. Amount subscribed: 150,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - NH Investment & Securities Co., Ltd (Saejong).: 891, Daechi-dong, Kangnam-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment & Securities Co., Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

January 16, 2006
Heon-Cheol Shin
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

Public Notices to the Korea Stock Exchange

[English Translation Disclaimer]

"The English translation of the documents is unofficial and prepared for the convenience of English-speaking investors for information purpose only, and may differ from the original documents filed with the Financial Supervisory Service. Consequently, the translation may not be relied upon to sustain any legal claim nor should it be used as a basis of any legal opinion, and SK Corporation disclaims all liability for any inaccuracy therein."

【02】

Equity Investment in Major Shareholders

December 1, 2005

1. Accumulated Balance of Equity Investment (KRW) (A): 60,156,165,000
   - -Total Equity of SK Corp. (KRW) (B): 6,697,090,657,192
   - -Equity Ratio (A/B) (%): 0.9
2. Applicability of Fair Trade Act: Yes

[Details]

Name of Invested Company: SK Do Brasil (affiliated company)

1. Investment Amount (KRW): 156,165,000
2. Method of Payment: Cash payment
3. Object of Investment: Operational costs related to exploration activities
4. Decision Date: November 15, 2005
5. Total Equity Investment and Ratio:
   - -Ratio (%): 100
   - -Amount (KRW): 12,147,746,000
6. Others:
   - -The "Decision Date" (#4) is based on the internal decision-making date
   - -The "Ratio" (#5) refers to the "ratio of capital"
   - -The "Investment amount" (#1) has been converted to KRW using the FX Rate conversion rate of 1,041.1 KRW/USD (Nov. 14, 2005).

Name of Invested Company: SK Mobile Energy (affiliated company)

1. Investment Amount (KRW): 60,000,000,000
2. Method of Payment: Subscription of new shares
3. Object of Investment: Common shares
4. Decision Date: December 1, 2005
   - -Attendance of Outside Directors: 7/7 present (100%)
   - -Attendance of Audit Committee Members: Present
5. Total Equity Investment and Ratio:
   - -Ratio (%): 91%
   - -Amount (KRW): 60,000,000,000
6. Others:
   - -SK Mobile Energy is currently an affiliated company of SKC, and will be registered as one of SK Corp.'s affiliates.
   - -The total equity investment ratio is subject to change after due diligence (around 5%).

Other Matters to be Disclosed

December 8, 2005

SK Corporation will underwrite the corporate bonds issued by Inchon Oil Refinery:

1. Issuer's Relationship with SK Corp.: None
2. Amount (KRW): 1,440,000,000,000
3. Purpose: Support operating funds
4. Type: Non-guaranteed corporate bonds
5. Decision Date: December 8, 2005
   -Attendance of Outside Directors: All present
6. Underwriting Date: February 20, 2006
7. Total Amount Purchased by Company from Issuer in FY 2005 (KRW): 1,440,000,000,000
8. Others:
   -The "Underwriting Date" (#6) has been set by the court.
   -The maturation date for the corporate bonds (#4) will be 3 years after the date of issuance (interest rate is 6%).

【05】

E&P Investment Decision

December 14, 2005

1. Name	Western Kamchatka, Russia
2. Exploration Region	Sea of Okhotsk, Russia (continental shelf of Kamchatka)
3. Investment Amount (KRW)	Undecided
4. JV Partners	Rosneft (Russia's state oil firm), KNOC, Korea Gas Corp., GS Caltex Corp., Daewoo International Corp., Kumho Petrochem., Hyundai Corp.
5. SK Corp.'s Stake (%)	4
6. Exploration Period	July 2003~August 2008 (additional 2 year extension possible)
7. Decision Date	December 14, 2005
8. Future Timetable	-June 2006: Conclusion of shareholders' contract and other contracts -December 2006: Geological exploration and drilling preparation -August 2008: Drilling of 3 exploration wells
9. Others	-The "Decision Date" (#7) refers to the date of the Share Purchase Agreement (SPA)

Equity Investment in Major Shareholders

December 16, 2005

Accumulated Balance of Equity Investment (KRW) (A): 1,236,539,000
- -Total Equity of SK Corp. (KRW) (B): 6,697,090,657,192
- -Equity Ratio (A/B) (%): 0.02

[Details]
Name of Invested Company: SK Do Brasil (affiliated company)
1. Investment Amount: 1,236,539,000
2. Method of Payment: Cash payment
3. Object of Investment: Operational costs related to exploration activities
4. Decision Date: December 16, 2005
5. Total Equity Investment and Ratio:
   - -Ratio (%): 100
   - -Amount (KRW): 13,384,285,000
6. Others:
   - -The "Decision Date" (#4) is based on the internal decision making date, and the expected payment date is December 19
   - -The "Ratio" (#5) refers to the capital ratio
   - -Converted using the FX Conversion rate of 1,034.1 KRW/USD

Equity Investment in Major Shareholders

December 22, 2005

1. Original date of disclosure: December 1, 2005
2. Reason for Amendment: Investment ratio and amount finalized
3. Amendments

Before:
Total Equity Investment and Ratio:
-Ratio (%): 91%
-Amount (KRW): 60,000,000,000

After:
Total Equity Investment and Ratio:
-Ratio (%): 88.3%
-Amount (KRW): 59,999,992,800

[08]

Equity Investment in Major Shareholders

December 27, 2005

Accumulated Balance of Equity Investment (KRW) (A): 4,465,120,000
-Total Equity of SK Corp. (KRW) (B): 6,697,477,342,208
-Equity Ratio (A/B) (%): 0.07

[Details]
Name of Invested Company: SK Do Brasil (affiliated company)
1. Investment Amount (KRW): 4,465,120,000
2. Method of Payment: Cash payment
3. Object of Investment: Operational costs related to exploration activities
4. Decision Date: December 27, 2005
5. Total Equity Investment and Ratio:
   - -Ratio (%): 100
   - -Amount (KRW): 17,849,405,000
6. Others:
   - -The "Decision Date" (#4) is based on the internal decision making date, and the expected payment date is December 27
   - -The "Ratio" (#5) refers to the capital ratio
   - -Converted using the FX Conversion rate of 1,014.8 KRW/USD

Addition of an Affiliated Company

January 2, 2006

1. Amendment: Addition of affiliated company
2. Affiliated Company
   1) Name: SK Mobile Energy
   2) CEO: Joon-Soo Lee
   3) Financial Summary:
      -Total Assets (KRW): 141,111,395,038
      -Total Liabilities (KRW): 60,924,097,633
      -Shareholder's Equity (KRW): 80,187,297,405
      -Paid-in Capital (KRW): 25,727,270,000
   4) Main Business Area: Production and sales of LiPB
3. Name of Company Group: SK
4. Reason for Addition: Founding of a new subsidiary company
5. Shares Owned by Major Shareholders after Addition (%): 100
6. Number of Affiliate Companies after Addition: 152
7. Date of Addition: January 2, 2006
8. Others: Out of the "Shares Owned by Major Shareholders after Addition" (#5), SK Corp.'s shares account for 88.3%.

【11】

Coal Exploration Investment Decision

January 17, 2006

1. Name: Taroborah (Australia) coal exploration
2. Exploration Region: Taroborah, Queensland, Australia
3. Investment Amount (KRW): 5,180,000,000
4. JV Partner: KORES (Korea Resources Corp.)
5. SK Corp.'s Stake (%): 50
6. Exploration Period: 1H 2006 ~ 2009
7. Decision Date: January 17, 2006
8. Future Timetable:
   - -1H 2006: Formulate JV plan with KORES
   - -1H 2006 ~ 2009: Exploration activities
9. Others:
   - -The "Investment Amount" (#3) refers to investment for the exploration stage
   - -The "Decision Date" (#7) is based on the internal decision making date.

New Investment Decision

January 24, 2006

1. Object of Investment: Preliminary investment in Fluid Catalytic Cracker (FCC)
2. Investment (KRW) (A): 270,000,000,000
   - -Total Equity of SK Corp. (KRW) (B): 6,697,477,342,208
   - -Ratio (A/B) (%): 4.0
3. Production and Capacity: Petroleum/Petrochemical products (gasoline, etc.)
   -RHDS 80,000 bbl/day + RFCC 60,000 bbl/day
4. Purpose of Investment: Preliminary investment for the construction of FCC—necessary for improving the economics and profitability of the project.
5. Investment Period: January 2006 ~ December 2006 (until the investment structure and the investing company are finalized)
6. Method of Financing: Internal cash (restricted to the above-mentioned amount only)
7. Location: Ulsan Complex, Ulsan city
8. Decision Date: January 23, 2006
   - -Attendance of Outside Directors: All present
   - -Attendance of Audit Committee: Present
9. Others:
   - -The BoD has approved "the preliminary investment decision" for the Fluid Catalytic Cracker (FCC) in the amount of 270 bn KRW (maximum).
   - -The preliminary investment has been approved with the understanding that such a step is important for improving the economics of the FCC investment.
   - -The selection of the investing company and the details of the investment structure have not yet been decided. These will be determined during the investment period (January 2006 ~ December 2006) at another BoD meeting, after careful consideration of the economic feasibility of the project and of the financial impact associated with the investment.
   - -In the event that SK Corp. chooses not to be the investing company for the FCC project, this preliminary investment may be transferred to the investing company.
   - -The "Production and Capacity" (#3): FCC capacity after completion of project.

Payment of Cash Dividend

January 24, 2006

1. Cash Dividend per Share (KRW):
   - -Common Shares: 1,850
   - -Preferred Shares: 1,900
2. Dividend Yield (%):
   - -Common Shares: 3.5
   - -Preferred Shares: 4.1
3. Record Date for Dividend Payment: December 31, 2005
4. Total Dividend Amount: 239.6 bn KRW
5. Net Profit (FY 2005): 1.69 trn KRW
6. Decision Date: January 23, 2006
   - -Outside Directors: All present
7. Others:
   - -The aforementioned information may be changed depending on the results of the outside auditor's review and the Annual General Shareholders' Meeting (AGM).

Equity Investment in Major Shareholders

January 26, 2006

Accumulated Balance of Equity Investment (KRW) (A): 1,615,225,234

-Total Equity of SK Corp. (KRW) (B): 6,697,477,342,208

-Equity Ratio (A/B) (%): 0.02

[Details]

Name of Invested Company: SK Do Brasil (affiliated company)

1. Investment Amount (KRW): 462,505,000
2. Method of Payment: Cash payment
3. Object of Investment: Operational costs related to exploration activities
4. Decision Date: January 11, 2006
5. Total Equity Investment and Ratio:
   -Ratio (%): 100
   -Amount (KRW): 18,311,910,000
6. Others:
   -The "Decision Date" (#4) is based on the internal decision-making date, and the expected payment date is January 12
   -The "Ratio" (#5) refers to the capital ratio
   -Converted using the FX conversion rate of 992.5 KRW/USD

Name of Invested Company: SK Australia (Wyong) (affiliated company)

1. Investment Amount (KRW): 34,558,234
2. Method of Payment: Cash payment
3. Object of Investment: Operational costs related to exploration activities
4. Decision Date: January 5, 2006
5. Total Equity Investment and Ratio:
   -Ratio (%): 100
   -Amount (KRW): 34,558,234
6. Others:
   -The "Decision Date" (#4) is based on the internal decision-making date, and the expected payment date is January 5

Name of Invested Company: SK E&P Asia (affiliated company)

1. Investment Amount (KRW): 1,118,162,000
2. Method of Payment: Cash payment
3. Object of Investment: Operational costs related to exploration activities
4. Decision Date: January 26, 2006
5. Total Equity Investment and Ratio:
   - Ratio (%): 100
   - Amount (KRW): 8,040,011,000
6. Others:
   - The "Decision Date" (#4) is based on the internal decision-making date, and the expected payment date is January 27
   - Converted using the FX conversion rate of 977.5 KRW/USD

Equity Investment in Major Shareholders
February 14, 2006

Accumulated Balance of Equity Investment (KRW) (A): 3,673,078,000

-Total Equity of SK Corp. (KRW) (B): 6,697,477,342,208

-Equity Ratio (A/B) (%): 0.05

[Details]

Name of Invested Company: SK Do Brasil (affiliated company)

1. Investment Amount (KRW): 3,382,498,000
2. Method of Payment: Cash payment
3. Object of Investment: Operational costs related to exploration/development activities
4. Decision Date: February 13, 2006
5. Total Equity Investment and Ratio:
   - Ratio (%): 100
   - Amount (KRW): 21,984,988,000
6. Others:
   - The "Decision Date" (#4) is based on the internal decision-making date, and the expected payment date is February 15
   - The "Ratio" (#5) refers to the capital ratio
   - Converted using the FX conversion rate of 970.6 KRW/USD

Name of Invested Company: SK Do Brasil (affiliated company)

1. Investment Amount (KRW): 290,580,000
2. Method of Payment: Cash payment
3. Object of Investment: Operational costs related to exploration/development activities
4. Decision Date: February 1, 2006
5. Total Equity Investment and Ratio:
   - Ratio (%): 100
   - Amount (KRW): 18,602,490,000
6. Others:
   - The "Decision Date" (#4) is based on the internal decision-making date, and the expected payment date is February 3
   - The "Ratio" (#5) refers to the capital ratio
   - Converted using the FX conversion rate of 968.6 KRW/USD

【17】

Addition of an Affiliated Company
March 2, 2006

1. Amendment: Addition of affiliated company
2. Affiliated Company
   1) Name: SK Incheon Oil Co. Ltd.
   2) CEO: Jae-Ok Kim
   3) Financial Summary:
      - -Total Assets (KRW): 3,572,016,227,273
      - -Total Liabilities (KRW): 1,109,336,128,813
      - -Shareholder's Equity (KRW): 2,462,680,098,460
      - -Paid-in Capital (KRW): 1,765,452,960,000
   4) Main Business Area: Oil refining
3. Name of Company Group: SK
4. Reason for Addition: Acquisition of shares
5. Shares owned by Major Shareholders after Addition (%): 90.63
6. Number of Affiliate Companies after Addition: 159
7. Date of Addition: March 2, 2006
8. Others: The results in "Financial Summary" (#2) are based on end of January 2006 figures

File No.
82-3901

Press Releases

【02】

S. Korea SK Corp. Board Approves Inchon Oil Purchase Plan

(December 9, 2005) *Dow Jones*

South Korean refiner SK Corp. (003600.SE) Thursday said its board has approved a plan to acquire Inchon Oil Refinery Co. for KRW3.04 trillion.

SK Corp. will purchase 320 million shares, or a 90.63% stake, in Inchon Oil for KRW1.6 trillion, the company said in a filing to the Financial Supervisory Service.

The refiner will also take over KRW1.44 trillion worth of three-year corporate bonds to be issued by Inchon Oil. The bonds will have an annual coupon rate of 6% and the proceeds from the issue will be used for Inchon Oil's operations, according to the filing.

On Wednesday, the country's antitrust watchdog Fair Trade Commission unconditionally approved SK Corp.'s acquisition of Inchon Oil after reviewing whether the deal could create a monopoly in the domestic oil distribution market.

SK Corp. owns a refinery with a capacity of 810,000 barrels a day. Inchon Oil, the smallest of South Korea's five refiners, owns a plant with capacity of 275,000 barrels a day.

SK Corp. has a 27.5% market share and Inchon Oil a 4.7% share in the country's oil products market, according to data from state-run Korea National Oil Corp.

Inchon Oil has been under court receivership since 2001. Its creditors rejected a KRW685 billion bid by China's Sinochem International Co. (600500.SH) earlier this year.

SK Corp. Signs Final $3 bln deal to buy Inchon Oil

(December 16, 2005) *Reuters*

SK Corp., South Korea's biggest oil refiner, said on Friday it had signed a final contract to buy smaller rival Inchon Oil Refinery Co. Ltd. for 3.04 trillion won ($3 billion).

The acquisition will boost SK's overall oil refining capacity by a third to 1.115 million barrels per day (bpd), making it the fourth-largest refiner in Asia, SK said in a statement.

The price tag, which includes the purchase of 1.44 trillion won in bonds and a paid-in capital increase of 1.6 trillion won, is slightly lower than the 3.2 trillion won offered by SK in a preliminary deal reached in September.

【05】

S. Korea's SK Corp.: Partial Maintenance in Mid '06

(January 6, 2006) *Dow Jones*

South Korea's largest refiner SK Corp. (003600.SE) is planning a partial maintenance shutdown at two of its crude distillation units in the middle of this year, said a company official Friday.

The refiner's 115,000 barrel-a-day No. 2 CDU will be closed for maintenance from mid-April to mid-May.

This will be followed by the closure of its 265,000 b/d No. 4 CDU from mid-June to mid-July.

No maintenance shutdowns are planned for its 60,000 b/d No. 1 CDU, 170,000 b/d CDU and 200,000 b/d CDU units at its refinery in Ulsan.

Maintenance details for SK Corp.'s secondary units weren't available.

【07】

S. Korea's SK Corp. Inks Deal on Peru LNG Project

(January 13, 2006) *Asia Pulse*

South Korea's largest oil refiner SK Corp. (KSE:003600) said Friday it has signed an agreement to supply liquefied natural gas (LNG) from Peru to Mexico and the western part of the United States.

Under the deal with the Peruvian government, SK Corp., U.S.-based Hunt Oil Co. and Spain's Repsol-YPF will provide Peruvian gas to the region for 18 and a half years, SK said.

SK holds a 30 per cent stake in the joint venture with Hunt oil owning 50 per cent and the Spanish firm the remainder.

The companies will construct an LNG plant some 168 kilometers south of the Peruvian capital Lima, SK said. Work will begin during the first half of the year for completion in 2009.

"The project will serve as a stepping stone for SK's advance into the Middle and South American markets," said Yu Jeong-jun, a senior SK official said.

SK has been producing and exporting natural gas and petroleum from two oil fields in Peru since 2000.

The company is currently engaged in at at least 20 oil development and exploration projects in 12 countries. It has ongoing LNG projects in Oman, Qatar and Yemen.

【09】

SK Corp., Korea Resources to Explore for Coal in Australia

(January 17, 2006) *Bloomberg*

SK Corp., South Korea's largest oil refiner, and Korea Resources Corp., a state-run company, won initial approval from Australia to explore for coal in Queensland state.

The two companies will win the final exploration rights for the Taroborah coal mine in Australia, after submitting an exploration plan by Jan. 20, the South Korean Ministry of Commerce, Industry and Energy said in an e-mailed statement today in Seoul. This is the first time South Korea is involved in a fully owned project in Australia.

The mine is estimated to hold about 300 million metric tons of bituminous coal and the two companies, which have a 50 percent stake each in the project, will spend a total of $150 million in the venture, the statement said. The Korean group plans to complete exploration by 2009 and develop the mine starting in 2012 after feasibility studies. The coal will be used to fire power plants, it said.

South Korea, which relies entirely on imports of coal for supplies, is developing coal in countries such as Australia, Indonesia and Russia. South Korea imported about 70 million tons of bituminous coal in 2005, the statement said.

"The profit outlook for SK does not seem so bright, as petrochemical margins will be pressured by increasing supplies from new plants this year," said Hwang Kyu-won, an analyst at Tong Yang Investment Bank.

Earnings from the petrochemical business accounted for 36 percent of SK's total operating profit in 2005, just below the 38 percent from the petroleum business. The firm sees its sales for 2006 edging down to 21.3 trillion won from 21.92 trillion won in 2005.

SK expects 2006 capital expenditure to be 1.01 trillion won, up from 761 billion won last year, boosted by plans for new refining units at its 840,000 barrels-per-day Ulsan refinery.

It plans to spend 270 billion won on new fuel oil cracking units, including a 60,000 bpd residue fluid catalytic cracking unit and an 80,000 bpd residue hydro desulphurisation unit.

SK also plans an 80,000 bpd middle distillates unit, due to begin operations at the end of 2008, and a 657,000 tonnes per year reformer due to start operating from the first half of 2006.

[11]

SK Corp. to Stop Naphtha Exports from June

(January 24, 2006) *Reuters*

South Korea's top refiner, SK Corp., will stop exporting 25,000 barrels per day (bpd) of heavy naphtha to Asia from June, as it will complete a reformer unit as planned, an industry source said on Tuesday.

The 25,000 bpd export means roughly one million tonnes a year, or about three cargo shipments per month.

SK Corp.'s 30,000 bpd reformer will process heavy naphtha into gasoline, benzene, toluene and xylene (BTX). The remaining requirement of 5,000 bpd for the reformer will be supplied by Inchon Oil Refinery Co. Ltd., the country's smallest oil refiner, owned by SK Corp., the source said.

"The reformer will be completed as scheduled in June," the source, who declined to be identified, said.

"Then SK Corp. will not export heavy naphtha, although it will not need to import it either," the source said.

SK Corp. operates a 840,000 bpd refinery in Ulsan.

S. Korea's SK to Cut March Runs on Weak Margins

(February 6, 2006) *Reuters*

South Korea's top oil refiner SK Corp. will reduce its daily crude operating rates in March to 700,000 barrels, down 2 percent from February runs, and may make more cuts due to weak refining margins, an industry source said on Monday.

Poor margins had already forced SK Corp. to slash its February crude runs to 715,000 barrels per day (bpd), down 55,000 bpd from the 770,000-bpd rate in January.

The refiner, which operates an 840,000-bpd plant in Ulsan, could suffer even worse margins as Middle Eastern producers have raised their official selling prices (OSPs), and this could compel it to consider further cuts next month, the source said.

Saudi Arabia, the world's biggest oil exporter, has raised all of its OSPs for March-loading crude from February levels.

"Crude prices are going up sharply when oil product prices is not likely to rise by a large margin," the source said, and this have already hampered Asian refining margins.

Gas oil's premium to Dubai crude has declined to around $8 a barrel, compared with more than $10 last month, while fuel oil's discount to the benchmark Middle East crude remains weak at about $10 a barrel.

Naphtha cracking spread has flipped into discount since end-January and it has widened to more than $2 a barrel.

But shares in SK Corp., an export-oriented refiner, jumped 1.15 percent to 61,500 won on Monday after Japan's top refiner Nippon Oil Corp. said it had slowed operations and shut most secondary units at its plant in Hokkaido after a fire.

Traders said the threat of stretched fuel supplies toward the end of winter could help shore up profit margins in other Asian refineries, which have slumped to their lowest in more than three years.

S. Korea Cos. Find New Oil, Gas Reserves off Vietnam Coast

(February 7, 2006) *Dow Jones*

A consortium including Korea National Oil Corp. and SK Corp. (003600.SE) has found new oil and gas reserves off the southeastern coast of Vietnam, the Ministry of Commerce, Industry and Energy said Tuesday.

The consortium, which also includes PetroVietnam and ConocoPhillips (COP), found the reserves in Su Tu Trang field.

The reserves are confirmed to contain 300 million barrels of crude oil and 3 trillion-to-4 trillion cubic feet of natural gas, the ministry said in a statement.

The field is located in Vietnam's 15-1 block, where 70,000 barrels of oil are currently produced each day.

PetroVietnam and ConocoPhillips (COP) hold stakes of 50% and 23.25%, respectively, in the block. KNOC holds a 14.25% stake and SK a 9% share.

The new reserves are about 40% of South Korea's annual crude oil imports and three times its annual gas imports, the ministry said.

S. Korea's SK plans '06 Maintenance at 3 Crude Units

(February 14, 2006) *Reuters*

South Korea's top oil refiner, SK Corp. , said on Tuesday it was planning 13 days of maintenance at its largest 260,000 barrel-per-day (bpd) crude distillation unit (CDU) in addition to works scheduled at two other units.

The refiner is scheduled to shut the No. 5 CDU from Aug. 21 to Sept. 2 at its 840,000-bpd refinery in Ulsan.

It also plans to shut the 110,000 bpd No. 2 CDU for 36 days from April 9 to May 14, and the 240,000-bpd No. 4 CDU for 34 days from June 19 to July 22, largely unchanged from its initial plan.

SK will skip maintenance for the 60,000-bpd No. 1 CDU and the 170,000-bpd No. 3 CDU.

The refiner plans to shut its 45,000-bpd heavy oil upgrade (HOU) unit for 29 days from April 10 to May 8, and the 1.08 million-tonne-per-year (tpy) BTX (benzene, toluene, and xylene) reforming unit for 47 days from June 7 to July 23.
But it will skip maintenance for the 57,000-bpd residue fluid catalytic cracker (RFCC) this year.

SK Corp.'s Rating Raised to Investment Grade by S&P

(February 20, 2006) *Bloomberg*

SK Corp., Asia's fifth-largest oil refiner, had its debt rating raised to investment grade by Standard & Poor's, which cited improvements in the financial performance of affiliates and enhanced corporate governance.

SK Corp.'s long-term foreign-currency rating was raised to BBB- from BB+, with a stable outlook, S&P said today. Moody's Investors Service on Feb. 17 placed Seoul-based SK Corp.'s rating on review for possible upgrade.

Higher ratings may reduce borrowing costs for SK Corp., which is completing a 3 trillion won ($3 billion) investment in an oil refiner and plans to boost capital spending by a third this year. An investment-grade rating would remove restrictions on some investors buying the company's stock that declined in 2005 as the Kospi rose 54 percent to record levels.

``The upgrade reflects continued financial improvement at SK Networks and SK Shipping, the two formerly troubled units in the SK Group, and track record of SK Corp.'s improved corporate governance structure," S&P's credit analyst Kim Eun Jin said in a statement today. The rating may be raised again, she said.

S&P cut the oil refiner's rating to junk in May 2003 because of accounting fraud at an affiliate. SK Networks Co., formerly known as SK Global Co., misstated 2001 earnings by 1.5 trillion won. The accounting fraud drove the refiner's shares to a record low of 6,130 won in March 2003 and led to the conviction of SK Corp. Chairman Chey Tae Won and nine other group executives.

A Seoul court in June last year upheld its conviction of Chey, suspending his three-year sentence. The stock has since risen more than nine-fold since the scandal. The shares gained 1,700 won, or 3 percent, to 58,200 won at the market's 3 p.m. close in Seoul.

The rating may be raised ``if significant improvements are seen in leverage in its consolidated balance sheet, provided there are no further calls to support group companies," Kim said.

A higher debt rating reduces the perceived risk of a company's ability to pay debt and can cut its borrowing costs. SK Corp.'s total interest-bearing debts stood at 5.8 trillion won at the end of last year. SK Corp. said Jan. 24 it would increase capital spending to 1 trillion won this year.

``We appreciate the recognition of our commitment to strong corporate governance based on enhancements to our governance structure that were implemented almost two years ago," SK Corp. Chief Executive Shin Heon Cheol said in an e-mailed statement today.

SK Corp. increased the number of outside directors to seven from five in March 2004 and implemented an internal control system in December 2004 overseen by the company's audit committee, company spokeswoman Katharine Kho said Feb. 17.